A D I F F E R E N T K I N D O F G O L D C O M P A N Y D I F F E R E N T I S B E T T E R Second Quarter Results 2002

Highlights of the 2nd Quarter Respectable results from El Penon Unhedged gold prices increase by 15% Cash balances rise from $106 to $125 million Completed acquisition of Brancote Holdings New exploration drill results at El Penon Other drill projects

Second Quarter 2002 El Penon - Respectable Results Second quarter gold production of 84,000 ounces at a cash cost of $29 per ounce Second quarter total production costs of $79 per ounce Full-year estimate of 320,000 ounces of gold at a cash cost of less than $50 per ounce 77,000 ounces projected in 3Q with planned open pit production from Orito Norte

El Penon - One of the lowest cost mines in the world * El Penon 2Q Cash Costs ($29/oz) El Penon 2Q Total Costs ($73/oz) * Gold Fields Mineral Services 2001 cost curve

Second Quarter 2002 Continued Performance from El Penon Gold mill head grade 15.7 g/tonne Au recovery of 95% Ag recovery of 90% Another excellent quarter Throughput Recovery Availability

Second Quarter 2002 Jerritt Canyon Gold production of 28,240 ounces at a cash cost of $229 per gold ounce for the quarter Cash costs significantly lower than the first quarter with the wet season now behind us Expect gold production of 100,000 ounces at $225 per ounce cash cost for 2002

Second Quarter 2002 Financial Highlights Net income of $11.3 million, or $0.15 per share Exploration costs of $2.7 million expensed Available cash balances of $124.6 million Return on sales of 33% for the quarter on average realized gold price of $318 per ounce Debt free and no gold hedge

Second Quarter 2002 Net free cash flow positions Meridian for growth 2Q 00 3Q 00 4Q 00 1Q 01 2Q 01 3Q 01 4Q 01 1Q 02 2Q 02 East 42.9 51.6 63.2 72.2 78.8 83.5 97.3 105.7 124.6

Second Quarter 2002 Cash Costs Decline 1996 1997 1998 1999 2000 2001 2Q 02 East 239 205 204 163 95 83 79

Meridian-Brancote Merger Update Merger declared wholly unconditional on July 3 Brancote Board of Directors tendered resignations and Meridian appointees placed on the Board on July 4 On July 12, Brancote gave notice that it intends to de- list Brancote ordinary shares from trading on AIM, which is expected to take effect within 20 business of that date A total of approximately 21.9 million Meridian shares will have been issued upon completion of all merger transactions

Esquel - Action Plan Full feasibility work started in June to completed by year-end Exploration drilling to commence in September Construction in 2003 Production in 2004

Second Quarter 2002 Exploration Program El Penon High grade mineralization at Vista Norte extended to 700 meters along strike New continuous deeper mineralization intersected for 200 meters along strike at Vista Norte This deeper mineralization remains open along strike and to depth

El Penon 2002 Drill-hole map

Vista Norte Drilling - last holes in 2Q

Vista Norte drilling - deeper mineralization

Esquel Exploration begins in September Galadriel Ungoliant Elena Sur Elena Norte Julia Antonia Galadriel Sur Football Field Post Mineral Cover 8/01 Resource Areas Open Mineralization / Potential Vein / Structure Ungoliant Drilling (BNC Press Release March 5/02) Drill Intercepts: 9m at 34.3 g/t 8m at 15.8 g/t

The New Meridian Cash costs (Per oz) Gold production (K ozs) 435 202 1996 2001 2004 700 $83 $239 1996 2001 $95 2004

Second Quarter 2002 Summary El Penon a world class platform for growth Strong net free cash flow and growing cash balances at current gold prices Unhedged for higher gold prices Significant exploration program in 2002 Including 5 grass-roots projects An exciting new exploration program at Esquel Brancote merger positions the company To become the fastest growing gold company While remaining one of the lowest cost producers